[FOREST OIL CORPORATION LETTERHEAD]

February 15, 2008

VIA FACSIMILE

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Mellissa Campbell Duru

  Re:
  Request for Acceleration of Effectiveness of Registration Statement on Form S-4 (File Nos. 333-147129 and 333-147129-01), as amended, of Forest Oil Corporation and Forest Oil Permian Corporation (the "Registrants")

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended, and on behalf of the Registrants, we hereby request that the effectiveness of the above-captioned Registration Statement (the "Registration Statement") be accelerated so that such Registration Statement will become effective on Wednesday, February 20, 2008, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

        The Registrants acknowledge that (i) should the Securities and Exchange Commission (the "Commission") or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) the Registrants may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please call the undersigned at (303) 812-1400 with any questions regarding this matter.

Very truly yours,
FOREST OIL CORPORATION
By:	/s/ CYRUS D. MARTER IV
Name:	Cyrus D. Marter IV
Title:	Senior Vice President, General Counsel and Secretary
cc:
H. Roger Schwall